TransAlta Renewables Inc. and TransAlta Corporation Complete $136.2 Million Secondary Offering of Common Shares

CALGARY, Alberta (April 29, 2014) – TransAlta Renewables Inc. ("TransAlta Renewables") (TSX: RNW) and TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) today announced the completion of the previously announced offering of 10,950,000 common shares of TransAlta Renewables at a price of $11.40 per Common Share. In addition, the over-allotment option granted to the syndicate of underwriters, led by CIBC and RBC Capital Markets, was exercised for an additional 1,000,000 Common Shares also at a price of $11.40 per Common Share.

The offering resulted in gross proceeds to TransAlta of $136.2 million. The net proceeds from the offering will be used by TransAlta to reduce indebtedness, to fund growth, and for general corporate purposes. Following today’s closing, TransAlta owns approximately 70.3% of the outstanding common shares of TransAlta Renewables.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Common Shares in any jurisdiction. The Common Shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption of such registration is available.

The Common Shares were offered through a syndicate of underwriters led by CIBC and RBC Capital Markets and including Scotiabank, TD Securities Inc., BMO Capital Markets, National Bank Financial Inc., Bank of America Merrill Lynch, HSBC Securities (Canada) Inc., Canaccord Genuity Corp. and Desjardins Securities Inc.

Forward-Looking Statements

This news release may contain forward-looking statements including, but not limited to TransAlta's anticipated use of the proceeds of the Offering.. These forward-looking statements are not historical facts but reflect TransAlta’s current expectations concerning future plans, actions and results.  These statements are subject to a number of risks and uncertainties that could cause actual plans, actions and results to differ materially from current expectations including, but not limited to, changes in economic and market conditions, and other risks and uncertainties discussed in TransAlta’s and TransAlta Renewables’ materials filed with the Canadian securities regulatory authorities from time to time. . Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s and TransAlta Renewables’ expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

About TransAlta Renewables

TransAlta Renewables owns 29 wind and hydroelectric power generation facilities, having an aggregate installed generating capacity of 1,376 MW, in which it holds a net ownership interest of approximately 1,255 MW. TransAlta Renewables' power generating capacity is among the largest of any publicly-traded renewable independent power producer ("IPP") in Canada, with more wind power generating capacity than any other Canadian publicly-traded IPP. TransAlta Renewables' strategy is focused on the efficient operation of its portfolio of renewable power generation assets and expanding its asset base through the acquisition of additional renewable power generation facilities in operation or under construction. TransAlta Renewables objective is to (i) create stable, consistent returns for investors through the ownership of contracted renewable power generation assets that provide stable cash flow through long-term power purchase agreements with creditworthy counterparties, including TransAlta; (ii) pursue and capitalize on strategic growth opportunities in the renewable power generation sector; and (iii) pay out a portion of cash available for distribution to the shareholders of TransAlta Renewables on a monthly basis.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540